SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. )*

                                  AdStar, Inc.
                                ---------------
                                (Name of Issuer)

                                  Common Stock
                                ----------------
                         (Title of Class of Securities)

                                   00737P104
                                ---------------
                                 (CUSIP Number)

                                October 25, 2006
                               -------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [x] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Gotham Holdings, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [x]
                (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                1,199,570

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                1,199,570

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,199,570

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.1%

12.     TYPE OF REPORTING PERSON*

                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                RLA Management Co., LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [x]
                (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                1,199,570

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                1,199,570

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,199,570

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES* [  ]


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.1%

12.     TYPE OF REPORTING PERSON*

                OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Russell L. Anmuth

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [x]
                (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                3,900

6.      SHARED VOTING POWER

                1,203,570

7.      SOLE DISPOSITIVE POWER

                3,900

8.      SHARED DISPOSITIVE POWER

                1,203,570

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,203,570

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.2%

12.     TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Lauren G. Anmuth

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) [x]
                (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                4,000

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                4,000

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                Less than 0.1%

12.     TYPE OF REPORTING PERSON*

                IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). Name of Issuer:

        AdStar, Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

        4553 Glencoe Avenue, Suite 325
        Marina Del Rey, California  90292

Item 2(a). Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Gotham Holdings, L.P., a Delaware limited partnership ("Holdings"), RLA Management Co., LLC, a Delaware limited liability company and the sole general partner of Holdings ("Management"), Russell L. Anmuth, the managing member of Management and the custodian for shares held by his minor child ("Mr. Anmuth"), and Lauren
G. Anmuth, the wife of Mr. Anmuth ("Mrs. Anmuth").

Item 2(b). Address of Principal Business Office or, if None, Residence:

The business address of each of Holdings, Management and Mr. Anmuth is 650 Fifth Avenue, 6th floor, New York, New York 10019.

The residential address for Mrs. Anmuth is 900 Park Avenue, New York, New York 10021.

Item 2(c). Citizenship:

Holdings is a limited partnership formed under the laws of Delaware.

Management is a limited liability company formed under the laws of Delaware.

Mr. Anmuth is a citizen of the United States.

Mrs. Anmuth is a citizen of the United States

Item 2(d). Title of Class of Securities:

     Common Stock, $.0001 par value per share ("Common Stock").

Item 2(e). CUSIP Number:

        00737P104

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ]  Insurance company defined in Section 3(a)(19) of the
                 Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

               Each of Holdings and Management beneficially owns the 1,199,570 shares of Common Stock held by Holdings.

               Mr. Anmuth beneficially owns the 1,199,570 shares of Common Stock held by Holdings and the 3,900 shares of Common Stock he holds as custodian. Mr. Anmuth may also be deemed to beneficially own the 4,000 shares of Common Stock held by Mrs. Anmuth.

               Mrs. Anmuth owns 4,000 shares of Common Stock.

        (b)    Percent of class:

               Each of Holdings' and Management's beneficial ownership of 1,199,570 shares of Common Stock constitutes 6.1% of all the outstanding shares of Common Stock.

               Mr. Anmuth's beneficial ownership of 1,207,470 shares of Common Stock constitutes 6.2% of all the outstanding shares of Common Stock.

               Mrs. Anmuth's beneficial ownership of 4,000 shares of Common Stock constitutes less than 0.1% of all the outstanding shares of Common Stock.

               Holdings,  Management,  Mr.  Anmuth and Mrs.  Anmuth's  aggregate
               beneficial   ownership  of   1,207,470  shares  of  Common  Stock
               constitutes 6.2% of all the outstanding shares of Common Stock.

        (c)    Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote

               Mr. Anmuth has sole power to vote or to direct the vote of 3,900 shares of Common Stock.

          (ii) Shared power to vote or to direct the vote

               Holdings, Management and Mr. Anmuth together have shared power to vote or direct the vote of 1,199,570 shares of Common Stock.

               Mr. Anmuth and Mrs. Anmuth together have shared power to vote or direct the vote of 4,000 shares of Common Stock.

         (iii) Sole power to dispose or to direct the disposition of

               Mr. Anmuth has sole power to dispose of or direct the disposition of 3,900 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of

               Holdings, Management and Mr. Anmuth together have shared power to dispose or direct the disposition of 1,199,570 shares of Common Stock.

               Mr. Anmuth and Mrs. Anmuth together have shared power to dispose or direct the disposition of 4,000 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Item 2(a) in lieu of an Exhibit for the identity of the group of Reporting Persons.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 3, 2006

                                        GOTHAM HOLDINGS, L.P.
                                        By: RLA Management Co., LLC,
                                            as General Partner


                                            By: /s/ Russell L. Anmuth
                                                -----------------------------
                                                Russell L. Anmuth
                                                Managing Member


                                        RLA MANAGEMENT CO., LLC


                                        By: /s/ Russell L. Anmuth
                                            -----------------------------
                                            Russell L. Anmuth
                                            Managing Member


                                            /s/ Russell L. Anmuth
                                            -----------------------------
                                                  Russell L. Anmuth


                                            /s/ Lauren G. Anmuth
                                            -----------------------------
                                                  Lauren G. Anmuth

                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of AdStar, Inc. dated November 3, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 3, 2006


                                        GOTHAM HOLDINGS, L.P.
                                        By: RLA Management Co., LLC,
                                            as General Partner


                                            By: /s/ Russell L. Anmuth
                                                -----------------------------
                                                Russell L. Anmuth
                                                Managing Member


                                        RLA MANAGEMENT CO., LLC


                                        By: /s/ Russell L. Anmuth
                                            -----------------------------
                                            Russell L. Anmuth
                                            Managing Member


                                            /s/ Russell L. Anmuth
                                            -----------------------------
                                                  Russell L. Anmuth


                                            /s/ Lauren G. Anmuth
                                            -----------------------------
                                                  Lauren G. Anmuth